CALCULATION OF REGISTRATION FEE
Title of Each Class of	Maximum Aggregate	Amount of
Securities Offered	Offering Price	Registration Fee
Senior Notes	$750,000,000	$29,475.00

PROSPECTUS	Pricing Supplement Number: 4898
Dated March 29, 2006	Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT	Dated January 7, 2009
Dated March 29, 2006	Registration Statement: No. 333-132807

GENERAL ELECTRIC CAPITAL CORPORATION
GLOBAL MEDIUM-TERM NOTES, SERIES G

(Senior Fixed Rate Notes pursuant to the FDIC’s Temporary Liquidity Guarantee Program)

This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Issuer:	General Electric Capital Corporation (“GE Capital”)

Guarantor:	Federal Deposit Insurance Corporation (“FDIC”)

Ratings:	Aaa/AAA

Trade Date:	January 7, 2009

Settlement Date (Original Issue Date):	January 12, 2009

Maturity Date:	July 8, 2010

Principal Amount:	US $750,000,000

Price to Public (Issue Price):	100.000%

Agents’ Commission:	0.075%

All-in Price:	99.925%

Accrued Interest:	US $121,770.83

Net Proceeds to Issuer:	US $749,559,270.83

Ranking:	Senior

Interest Rate Basis (Benchmark):	LIBOR, as determined by Reuters

Index Currency:	U.S. Dollars

Spread (Plus or Minus):	Plus 0.05%

Index Maturity:	Three Months

Interest Payment Period:	Quarterly

Filed Pursuant to Rule 424(b)(3)
Dated January 7, 2009
Registration Statement No. 333-132807

Interest Payment Dates:	Quarterly on the 8th of each January, April, July and October, commencing April 8, 2009 and ending on the Maturity Date

Initial Interest Rate:	To be determined two London Business Days prior to the Original Issue Date

Interest Reset Periods and Dates: Interest Determination Date:	Quarterly on each Interest Payment Date Quarterly, two London Business Days prior to each Interest Reset Date

Day Count Convention:	Actual/360, Modified Following

Business Day Convention:	New York

Denominations:	Minimum of $2,000 with increments of $1,000 thereafter

CUSIP:	36967HAF4

ISIN:	US36967HAF47

Common Code:	040786929

Method of Settlement:	Depository Trust Company (DTC), and its direct participants, including Euroclear and Clearstream, Luxembourg

Trustee:	The Bank of New York Mellon

Risk Factors

Investing in the Notes involves risks. See "Risk Factors" in Item 1A of our Quarterly Report on Form 10-Q and our Annual Report on Form 10-K both filed with the Securities and Exchange Commission.

Investors should be aware that the FDIC Guarantee is made pursuant to the FDIC’s regulations, 12 C.F.R. Part 370, as specified at the FDIC’s website, www.fdic.gov/tlgp. Such regulations may be subject to further interpretive decisions and rulemaking by the FDIC that could adversely affect how the FDIC Guarantee (as defined below) would apply to the Notes and the FDIC Guarantee is subject to additional risks as described under “FDIC Guarantee under the Temporary Liquidity Guarantee Program – Risks Relating to the FDIC Guarantee”.

Filed Pursuant to Rule 424(b)(3)
Dated January 7, 2009
Registration Statement No. 333-132807

FDIC Guarantee under the Temporary Liquidity Guarantee Program

General

     The Notes are senior unsecured debt obligations of GE Capital and are guaranteed by the FDIC under the FDIC’s Temporary Liquidity Guarantee Program, or the TLG Program until their maturity. On November 12, 2008, the FDIC approved GE Capital’s application for designation as an eligible entity for purposes of the TLG Program. Under the FDIC guarantee (the “FDIC Guarantee”), the FDIC’s obligation to pay holders of the Notes arises upon the uncured failure of GE Capital to make a timely payment of any principal or interest under the Notes following the trustee’s notification to the FDIC of the uncured payment failure and satisfaction of the demand requirements, as described below under “Claims Under the TLG Program”. The FDIC shall satisfy its guarantee obligations by making scheduled payments of principal and interest pursuant to the terms of the Notes through maturity. GE Capital’s failure to pay any principal or interest under the Notes will not be deemed an event of default under the Notes and holders of the Notes will not be permitted to accelerate the maturity of the Notes during any period when the FDIC is making timely guarantee payments in respect of the Notes. The details of the FDIC Guarantee are provided in the FDIC’s regulations, 12 C.F.R. Part 370, as adopted on November 21, 2008 (the “Final Rule”) and at the FDIC’s website at www.fdic.gov/tlgp (the FDIC website is not incorporated by reference herein). The FDIC has concluded that the FDIC Guarantee is backed by the full faith and credit of the United States. However, the FDIC Guarantee is subject to certain limitations. Before investing in the Notes, you should read this section carefully, including the information under “Risks Relating to the FDIC Guarantee.”

     GE Capital is subject to the terms of a Master Agreement (the “Master Agreement”) and an Eligible Entity Designation Agreement, each entered into with the FDIC. The terms of these agreements include, among other things, a requirement that GE Capital reimburse the FDIC for any amounts that the FDIC pays to the holders of the Notes under the FDIC Guarantee of the Notes. In addition, GE Capital will agree not to amend or waive any provision of the Notes required by the Master Agreement with regard to principal, interest, payment, default or ranking without the express written consent of the FDIC. Prior to the issue date, GE Capital will amend the senior debt indenture pursuant to which the Notes will be issued in order to include the provisions required by the Final Rule and the Master Agreement to be included in the governing documents of any debt securities guaranteed under the TLG Program.

     The FDIC Guarantee has not been registered under the Securities Act of 1933. In addition, the FDIC Guarantee is not entitled to the protections of the Trust Indenture Act of 1939.

     Please note that the TLG Program is new and the rules, procedures and practices of the FDIC governing the operation of the TLG Program, including the FDIC Guarantee of the Notes, may be amended and are subject to evolving interpretation by the FDIC. The following summary is based on the Final Rule adopted by the FDIC on November 21, 2008 and the FDIC’s interpretive guidance since that date.

Filed Pursuant to Rule 424(b)(3)
Dated January 7, 2009
Registration Statement No. 333-132807

Claims Under the TLG Program

     The FDIC’s payment obligation under the TLG Program will be triggered by our uncured failure to make a timely payment of principal or interest on the Notes (a “payment default”). The trustee is obligated to give notice to the FDIC if we are in default of any payment under the Notes (without regard to any cure period) within one business day of such payment default. Upon a payment default, the trustee, as duly authorized representative of the holders of the Notes, will be required under the indenture to make a demand for payment on the guaranteed amount on behalf of all holders of the Notes (i) in the case of any payment default prior to maturity of the Notes, on the earlier of the date that the applicable cure period ends (or if such date is not a business day, the immediately succeeding business day) and 60 days following such payment default and (ii) in the case of any payment due on the maturity date for the Notes, on such maturity date (or if such date is not a business day, the immediately succeeding business day). Under the terms of the TLG Program and the indenture, the demand for payment must be accompanied by a proof of claim, with accompanying evidence, in form and content satisfactory to the FDIC of (1) the trustee’s capacity to act as representative, (2) the trustee’s exclusive authority to act as representative, (3) the occurrence of a payment default and (4) the authority to make an assignment of each holder’s rights, title and interest in the Notes and to effect the transfer to the FDIC of each holder’s claim in an insolvency proceeding. To receive payment under the TLG Program, the trustee, on behalf of the holders of the Notes, will be required to assign all of the holders’ rights, title and interest in the Notes to the FDIC and to transfer to the FDIC the holders’ claim in any insolvency proceeding, including the right to receive any and all distributions on the Notes from the proceeds of the receivership or bankruptcy estate. The trustee, as assignor of such rights, will be required to certify that it has not, without the FDIC’s prior consent, agreed to any material amendment of the Notes or the senior debt indenture (to the extent relating to the Notes), or accelerated the maturity of the Notes.

     Under the terms of the TLG Program, The Depository Trust Company, New York, New York, as the sole registered holder of the Notes, may elect not to be represented by the trustee for purposes of making demands for payments under the FDIC Guarantee. If the registered holder of the Notes has elected not to have the trustee act as its authorized representative for such purposes, or is otherwise not represented by the trustee in such capacity, such holder may make demand for payment in the circumstances described above in accordance with the terms of the TLG Program. The demand for payment on the guaranteed amount must be accompanied by a proof of claim, with accompanying evidence, in form and content satisfactory to the FDIC of (1) the occurrence of a payment default and (2) the claimant’s ownership of the Notes. The demand also must be accompanied by an assignment of such holder’s rights, title and interest in the Notes to the FDIC and the transfer to the FDIC of such holder’s claim in any insolvency proceeding, including the right of the FDIC to receive any and all distributions on the Notes from the proceeds of the receivership or bankruptcy estate. The registered holder, as assignor of such rights, will be required to certify that it has not, without the FDIC’s prior consent, agreed to any material amendment of the Notes or the senior debt indenture (to the extent relating to the Notes), or accelerated the maturity of the Notes.

     Upon receipt of a timely filed conforming proof of claim, under the terms of the TLG Program, the FDIC will make payment of the amount guaranteed by the FDIC Guarantee, less the amount of any distribution which a holder of Notes has received from GE Capital or its receivership or bankruptcy estate prior to the FDIC’s payment under the FDIC Guarantee. If the FDIC makes payment under the FDIC Guarantee on the Notes upon our failure to pay, the FDIC will be subrogated to the claims of the holders against us to the extent of such payment.

Filed Pursuant to Rule 424(b)(3)
Dated January 7, 2009
Registration Statement No. 333-132807

     If a demand for payment under the FDIC Guarantee is not made within 60 days of the occurrence of a payment default, the FDIC will be under no obligation to make the payments on the Notes under the FDIC Guarantee. The TLG Program does not specify a deadline by which the FDIC must make payment following receipt of a proper demand from the trustee. The FDIC will not pay any additional interest or penalty amounts in respect of any event of default or resulting delay in payment that may occur.

     There shall not be deemed to be an event of default under the senior debt indenture pursuant to which the Notes are issued, if such an event of default is due solely to our failure to make timely payment with respect to the Notes, provided that the FDIC is making timely guarantee payments with respect to the Notes in accordance with the TLG Program.

     The senior debt indenture provides that if an event of default occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the Notes, by notice in writing to GE Capital and to the trustee, if given by security holders, may declare the principal of all the Notes and interest accrued thereon, if any, to be due and payable immediately. However, GE Capital’s failure to pay any principal of or interest on the Notes that is then paid by the FDIC on a timely basis will not be deemed an event of default under the Notes and holders of the Notes will not be permitted to accelerate the maturity of the Notes during any period when the FDIC is making timely payments of principal and interest in respect of the Notes.

Risks Relating to the FDIC Guarantee

     Guarantee Payments by the FDIC May Be Delayed. There is no designated period within which the FDIC is required to make the guarantee payments after it receives a written demand with a conforming proof of claim from the trustee and verifies the same. Therefore, if the FDIC does not make payments promptly after it is required to do so, guarantee payments on the Notes could be delayed from the date the payment is due under the terms of the Notes. In addition, if there is a delay in submitting the demand for payment, guarantee payments on the Notes could be delayed from the date payment is due under the terms of the Notes.

     You May Lose the Right to Payment under the FDIC Guarantee if the Trustee Fails to Follow the FDIC Claims Process and Your Notes Will Not Be Entitled to Payment Under the FDIC Guarantee if you are an Affiliate or Insider. In order to recover payment under the FDIC Guarantee in the event that we have failed to pay on the Notes, the trustee must make a written demand, with the required proof of claim, to the FDIC within 60 days of the occurrence of our failure to pay on the Notes. If the trustee fails to follow the FDIC claims process pursuant to the TLG Program, or if the Depository Trust Company, as the sole registered holder of the Notes, has elected not to be represented by the trustee and fails to follow the FDIC claims process, holders may be deprived of all rights and remedies with respect to the guarantee claim. Notes that are owed to affiliates of GE Capital, institution-affiliated parties of GE Capital, insiders of GE Capital or an insider of an affiliate of GE Capital will not be entitled to payment under the FDIC guarantee as set forth in the Final Rule.

Filed Pursuant to Rule 424(b)(3)
Dated January 7, 2009
Registration Statement No. 333-132807

     The Determination of the FDIC on any Matter Relating to the FDIC Claims Process Will Be Final and Binding on Holders of the Notes and Us, Subject to Judicial Review. The determination by the FDIC on any matter relating to the FDIC claims process will be a final administrative determination, which will be final and binding on all concerned, including the holders of the Notes. Holders of the Notes will have the right to challenge the FDIC’s determination only by commencing an action in the U.S. District Court for the District of Columbia or Connecticut within 60 days after the FDIC makes its determination.

      The TLG Program is New and Subject to Change. The TLG Program is new and no claims have been made or paid under it as of the date of this pricing supplement. The TLG Program is governed by the Final Rule adopted by the FDIC on November 21, 2008, and the Final Rule may be amended and is subject to evolving interpretation by the FDIC after the date of this pricing supplement. Thus, the ability to obtain payment on the Notes under the FDIC Guarantee is subject to rules, procedures and practices of the FDIC that could be changed at any time and from time to time in the future. The summary of the FDIC Guarantee and the risks of investing in reliance on that guarantee, as set forth in this pricing supplement, is based solely on the Final Rule adopted by the FDIC and the Master Agreement in effect on the date of this pricing supplement.

Plan of Distribution

The Notes are being purchased by the underwriters listed below (collectively, the "Underwriters"), as principal, at 100.000% of the aggregate principal amount less an underwriting discount equal to 0.075% of the principal amount of the Notes. The Notes will not be exclusively marketed and targeted to retail customers.

Institution	Commitment
Lead Managers:
Banc of America Securities LLC	$150,000,000
Citigroup Global Markets Inc.	$150,000,000
Goldman, Sachs & Co.	$150,000,000
J.P. Morgan Securities Inc.	$150,000,000
Morgan Stanley & Co. Incorporated	$150,000,000

Total	$750,000,000

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(3)
Dated January 7, 2009
Registration Statement No. 333-132807

Additional Information

Reopening of Issue

The Notes are intended to be fully fungible and be consolidated and form a single issue for all purposes with the Issuer’s issue of US$ 2,500,000,000 principal amount of Fixed Rate Notes due July 8, 2010 as described in the Issuer’s pricing supplement number 4893 dated January 5, 2009.

General

At the nine months ended September 30, 2008, we had outstanding indebtedness totaling $531.747 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at September 30, 2008, excluding subordinated notes payable after one year, was equal to $521.192 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption “Consolidated Ratio of Earnings to Fixed Charges” is hereby amended in its entirety, as follows:

	Year Ended December 31,				Nine Months Ended
2003	2004	2005	2006	2007	September 30, 2008
1.73	1.83	1.67	1.63	1.56	1.37

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which we believe is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT. THE INFORMATION ON THE INTERNET SITE OF THE FDIC IS NOT A PART OF THIS PRICING SUPPLEMENT OR ANY PROSPECTUS.